E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

August 26, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Gregory Dundas

Re:	E-Home Household Service Holdings Ltd. Amended Draft Registration Statement on Form F-1 Submitted August 1, 2019 CIK No. 0001769768

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 7, 2019, providing the Staff’s comments with respect to the Company’s Amended Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amended DRS on Form F-1 submitted August 1, 2019

Principal Shareholders, page 74

1.	We note footnote (4) to the beneficial ownership table indicating the voting agreement between E-home Group Limited and Lucky Max Global Limited. As a result of this agreement, it appears that Mr. Xie is the beneficial owner of approximately 54% of the company’s shares. Please revise the table, the chart depicting your corporate structure on page 49, and include a risk factor highlighting Mr. Xie’s controlling interest in the company.

Response: We have revised the principal shareholder table, the chart depicting our corporate structure and included risk factors in accordance with the Staff’s comment.

2.	As you have now disclosed the minimum and maximum number of shares to be offered, please complete the table in your next submission.

Response: We have completed the principal shareholders table assuming an initial public offering price of $4.5 per share, which is the midpoint of the estimated range of the initial public offering price shown in the registration statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive OfficerKevin Sun, Esq.

cc:	Kevin Sun, Esq.